UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2


                                THE ROUSE COMPANY
             -------------------------------------------------------
                                (Name of issuer)



                     Common Stock, Par Value $.01 Per Share
             -------------------------------------------------------
                         (Title of class of securities)

                                     7792731
                                 --------------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
             -------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 1, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

================================================================================
CUSIP No.  7792731                                  Page 2 of 6 Pages
================================================================================



- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Stichting Pensioenfonds ABP

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|

                                                                 (b) |_|

- --------------------------------------------------------------------------------
    3       SEC USE ONLY

- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*   00

- --------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                              The Kingdom of the Netherlands

- --------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER          4,381,000
           SHARES
        BENEFICIALLY          --------------------------------------------------
          OWNED BY                 8     SHARED VOTING POWER         -----
            EACH              --------------------------------------------------
          REPORTING                9     SOLE DISPOSITIVE POWER      4,381,000
           PERSON             --------------------------------------------------
            WITH                  10     SHARED DISPOSITIVE POWER    256,000

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     4,637,000
- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           |_|
- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        9.7

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   EP

- --------------------------------------------------------------------------------



                               (Page 2 of 5 Pages)

                  This Amendment No. 2 amends and  supplements  the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 25, 1995, as amended by Amendment No. 1 filed on November 15, 1996 (the "Schedule 13D"), by Stichting Pensioenfonds ABP (formerly, Algemeen Burgerlijk Pensioenfonds), an entity established under the laws of the Kingdom of the Netherlands, with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Rouse Company, a Maryland corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

                  On January 1, 1996, in connection with the privatization of the Fund, the name of the Fund was changed to "Stichting Pensioenfonds ABP."

Item 2.   Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

                  This statement is filed by Stichting Pensioenfonds ABP (formerly Algemeen Burgerlijk Pensioenfonds), an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                PRINCIPAL
NAME            OCCUPATION             CITIZENSHIP       BUSINESS ADDRESS
- ----            ----------             -----------       ----------------

J. Kleiterp     Executive Chairman     The Netherlands   Bestuur Abp
                of the Board of                          P.O. Box 30909
                Trustees of the Fund                     2500 GX 's-GRAVENHAGE

H.J. Albersen   Trustee of the Fund    The Netherlands   CMHF
                                                         P.O. box 80204
                                                         2508 AM 's-GRAVENHAGE

E.J. Anneveld   Trustee of the Fund    The Netherlands   C.F.O.
                                                         P.O. box 84501
                                                         2508 AM 's-GRAVENHAGE

W. Drees        Trustee of the Fund    The Netherlands   Wieringenmeen 36
                                                         3844 NA HARDERWIJK



                               (Page 3 of 5 Pages)

                PRINCIPAL
NAME            OCCUPATION             CITIZENSHIP       BUSINESS ADDRESS
- ----            ----------             -----------       ----------------

P.H. Holthuis   Trustee of the Fund  The Netherlands  Ministerie van O&W/ BR/DG
                                                      P.O. box 25000
                                                      2700 LZ ZOETERMEER

L. Koopmans     Trustee of the Fund  The Netherlands  Lange Voorhout 86, app. 24
                                                      2514 EJ DEN HAAG

R. van Leeuwen  Trustee of the Fund  The Netherlands  ABOP
                                                      Herengracht 54
                                                      1015 BN AMSTERDAM
C.L.J. V.       Trustee of the Fund  The Netherlands  Katholieke Onderwijs
  Overbeek                                            Vakorganisatie
                                                      Verrijn Stuartlaan 36
                                                      2280 EL RIJSWIJK

A.C. van Pelt   Trustee of the Fund  The Netherlands  Ned. Gennootschap van
                                                      Leraren
                                                      P.O. box 407
                                                      3300 AK DORDRECHT

D.M. Sluimers   Trustee of the Fund  The Netherlands  Ministerie van Financien
                                                      Casuariestraat 32
                                                      2511 VB 's-GRAVENHAGE

A.F.P.M.        Trustee of the Fund  The Netherlands  Icaruslaan 20
   Scherf                                             5631 CD EINDHOVEN

X.J. den Uyl    First Deputy Chair-  The Netherlands  Linnaeuslaan 14
                   man of the Fund                    2012 PP HAARLEM

J.W.E.          Executive Chairman   The Netherlands  ABP
   Neervens        of the Board of                    Oude Lindestraat 70
                   Directors of                       6411 EJ HEERLEN
                   the Fund

P.J. Bezemer    Member of the Board  The Netherlands  ABP
                   of Directors of                    Oude Lindestraat 70
                   the Fund                           6411 EJ HEERLEN

J.M.G. Frijns   Member of the Board  The Netherlands  ABP
                   of Directors of                    Oude Lindestraat 70
                   the Fund                           6411 EJ HEERLEN




                               (Page 4 of 5 Pages)

                                    Signature


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Dated:  April 10, 1996                        STICHTING PENSIOENFONDS ABP




                                             By s/s Jay Mensonides
                                                Name:  Jay Mensonides
                                                Title: Managing Director
                                                       Equity Investments



                                             By s/s P.A.W.M. Spijkers
                                                Name:  P.A.W.M. Spijkers
                                                Title: Managing Director
                                                       Fixed Income Investments




                               (Page 5 of 5 Pages)